Exhibit 12.1
PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Six Months Ended		Year Ended December 31,
	June 30, 2018		2017		2016		2015		2014		2013
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$67,649		$130,024		$129,592		$117,932		$117,337		$118,880
Amortization of debt premium, discount, and expenses	2,344		4,106		3,779		3,575		4,194		3,716
Estimated interest factor of lease rental charges	1,343		2,567		2,747		3,298		4,686		5,847
Preferred dividend requirements of subsidiary	290		1,249		781		784		809		800
Total Fixed Charges	$71,626		$137,946		$136,899		$125,589		$127,026		$129,243

Earnings, as defined by the Securities and Exchange Commission:

Earnings before income taxes and non-controlling interest	$67,187		$225,759		$195,174		$46,153		$200,647		$175,069
Fixed charges as above	71,626		137,946		136,899		125,589		127,026		129,243
Interest capitalized	(4,673)		(8,806)		(7,964)		(9,753)		(6,256)		(5,209)
Non-controlling interest in earnings of Valencia	(7,786)		(15,017)		(14,519)		(14,910)		(14,127)		(14,521)
(Earnings) loss of equity investee	(251)		—		—		—		—		—
Preferred dividend requirements of subsidiary	(290)		(1,249)		(781)		(784)		(809)		(800)
Earnings Available for Fixed Charges	$125,813		$338,633		$308,809		$146,295		$306,481		$283,782

Ratio of Earnings to Fixed Charges	1.76	[1]	2.45	[2]	2.26	[3]	1.16	[4]	2.41	[5]	2.20	[6]

[1]  Earnings before income taxes and non-controlling interest for the six months ended June 30, 2018 includes a pre-tax loss of $1.8 million due to the write-off of regulatory disallowances and restructuring costs at PNM. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 1.78.

[2]  Earnings before income taxes and non-controlling interest for the year ended December 31, 2017 includes a pre-tax loss of $27.0 million due to the write-off of regulatory disallowances and restructuring costs at PNM. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.65 for 2017.

[3]  Earnings before income taxes and non-controlling interest for the year ended December 31, 2016 includes a pre-tax loss of $15.0 million due to the write-off of regulatory disallowances and restructuring costs at PNM. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.37 for 2016.

[4]  Earnings before income taxes and non-controlling interest for the year ended December 31, 2015 includes a pre-tax loss of $167.5 million due to the write-off of regulatory disallowances and restructuring costs at PNM. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.50 for 2015.

[5]  Earnings before income taxes and non-controlling interest for the year ended December 31, 2014 includes a pre-tax loss of $1.1 million due to the write-off of regulatory disallowances at PNM. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.42 for 2014.

[6]  Earnings before income taxes and non-controlling interest for the year ended December 31, 2013 includes a pre-tax loss of $12.2 million due to the write-off of regulatory disallowances at PNM. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.29 for 2013.